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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE TO/A

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                          SIGNAL TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                            STC MERGER CO. (OFFEROR),
                     an indirect wholly owned subsidiary of
                      CRANE CO. (PARENT COMPANY OF OFFEROR)
                            (Name of Filing Persons )

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   826675 10 0
                      (CUSIP Number of Class of Securities)

                                    CRANE CO.
                            100 FIRST STAMFORD PLACE
                           STAMFORD, CONNECTICUT 06902
                              ATTN: GENERAL COUNSEL
                                 (203) 363-7300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                            Stephen R. Connoni, Esq.
                           Kirkpatrick & Lockhart LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Facsimile: (212) 536-3901


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                           CALCULATION OF FILING FEE:


------------------------------------- ------------------------------------------
    Transaction Valuation(1)              Amount of Filing Fee(1)(2)(3)
------------------------------------- ------------------------------------------
          $175,305,278                              $14,182.20
------------------------------------- ------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 10,457,887, which is the number of shares of the issuer's common stock outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price, and (ii) the product of 2,772,700, which is the number of shares subject to options outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price.

(2)  Calculated by multiplying the Transaction Valuation by 0.00008090.

(3)  The amount of $14,400 was paid on April 24, 2003.


         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [X]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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CUSIP NO.   826675 10 0
-------------------------------------------------------------------------------------------------------------

     1.     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            (ENTITIES ONLY).
            Crane Co.
            -------------------------------------------------------------------------------------------------


     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)        [x]
                      ---------------------------------------------------------------------------------------
            (B)        [ ]
                      ---------------------------------------------------------------------------------------


     3.     SEC USE ONLY
            -------------------------------------------------------------------------------------------------


     4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
            BK, WC
            -------------------------------------------------------------------------------------------------


     5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) OR 2(e)  [ ]
            -------------------------------------------------------------------------------------------------


     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
            -------------------------------------------------------------------------------------------------


NUMBER OF      7.    SOLE VOTING POWER
SHARES               0
BENEFICIALLY         ----------------------------------------------------------------------------------------
OWNED BY
EACH
REPORTING      8.    SHARED VOTING POWER
PERSON               9,811,208
 WITH                ----------------------------------------------------------------------------------------


               9.    SOLE DISPOSITIVE POWER
                     0
                     ----------------------------------------------------------------------------------------


               10.   SHARED DISPOSITIVE POWER
                     9,811,208
                     ----------------------------------------------------------------------------------------


     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,811,208
            -------------------------------------------------------------------------------------------------


     12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
            INSTRUCTIONS)  [    ]
            -------------------------------------------------------------------------------------------------


     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            93.8%
            -------------------------------------------------------------------------------------------------


     14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
            -------------------------------------------------------------------------------------------------

CUSIP NO.  826675 100
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     1.     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            (ENTITIES ONLY).
            STC Merger Co.
            -------------------------------------------------------------------------------------------------


     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)        [x]
                      ---------------------------------------------------------------------------------------
            (B)        [ ]
                      ---------------------------------------------------------------------------------------


     3.     SEC USE ONLY
            -------------------------------------------------------------------------------------------------


     4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
            AF
            -------------------------------------------------------------------------------------------------


     5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) OR 2(e)    [  ]
            -------------------------------------------------------------------------------------------------


     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
            -------------------------------------------------------------------------------------------------


NUMBER OF      7.    SOLE VOTING POWER
SHARES               0
BENEFICIALLY         ----------------------------------------------------------------------------------------
OWNED BY
EACH
REPORTING      8.    SHARED VOTING POWER
PERSON               9,811,208
WITH                 ----------------------------------------------------------------------------------------


               9.    SOLE DISPOSITIVE POWER
                     0
                     ----------------------------------------------------------------------------------------


               10.   SHARED DISPOSITIVE POWER
                     9,811,208
                     ----------------------------------------------------------------------------------------



                                       3




     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,811,208
            -------------------------------------------------------------------------------------------------


     12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
            INSTRUCTIONS)  [    ]
            -------------------------------------------------------------------------------------------------


     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            93.8%
            -------------------------------------------------------------------------------------------------


     14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
            -------------------------------------------------------------------------------------------------



         This Amendment No. 4 amends and supplements the Tender Offer Statement under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on April 25, 2003 (the "Initial Schedule TO") by STC Merger Co., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"). The Initial Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated common stock purchase rights, of Signal Technology Corporation, a Delaware corporation ("Signal"), at a purchase price of $13.25 per share, net to each seller in cash, without interest thereon, in accordance with the Agreement and Plan of Merger, dated April 16, 2003, among Crane, Purchaser and Signal and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated April 25, 2003 and the related Letter of Transmittal (collectively, the "Offer to Purchase"). The Initial Schedule TO was amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, which were filed jointly with the SEC by Crane and Purchaser on May 12, 2003, May 19, 2003 and May 20, 2003, respectively.

         This Amendment No. 4 also amends and supplements and constitutes Amendment No. 1 to the Schedule 13D filed by Crane and Purchaser on April 25, 2003 with the SEC with respect to the shares of common stock of Signal. The information contained herein and in the Initial Schedule TO, as amended, is incorporated by reference for purposes of the Schedule 13D.

         The information in the Offer to Purchase, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except as such information is amended and supplemented to the extent specifically provided herein.

         Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

         The item numbers and responses thereto included below are in accordance with the requirements of Schedule TO.

         ITEMS  8 and 11.

         Items 8 and 11 of the Initial Schedule TO are hereby amended and supplemented to add the following:

         "The initial offering period for the Offer expired at 12:00 midnight, New York City time, on Thursday, May 22, 2003. Upon the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the initial offering period. Purchaser was informed by the Depositary that 9,811,208 Shares were tendered as of the expiration of the initial offering period (including 402,484 Shares tendered by notice of guaranteed delivery). This number represents approximately 93.8% of the outstanding Shares of Signal.

         All Shares remaining outstanding will be acquired for $13.25 per Share in the subsequent second-step Merger. As a result of the purchase of Shares by Purchaser in the Offer, Purchaser has acquired in excess of 90% of the Shares. Accordingly, the Merger will be completed promptly following payment for the Shares without a vote of Signal's stockholders, in accordance with applicable law. As a result of the Merger, Signal will become an indirect wholly owned subsidiary of Crane."

         ITEM 12. EXHIBITS

         (a)(x)   Press release issued by Crane on May 23, 2003.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

                                   STC MERGER CO.

                                   By:  /s/ Augustus I. duPont
                                        ------------------------
                                   Name:  Augustus I. duPont
                                   Title: Vice President

                                   CRANE CO.

                                   By:  /s/ Augustus I. duPont
                                        ------------------------
                                   Name:  Augustus I. duPont
                                   Title: Vice President





Dated:  May 23, 2003

                                  EXHIBIT INDEX

         (a)(i)        Offer to Purchase, dated April 25, 2003.*
         (a)(ii)       Letter of Transmittal.*
         (a)(iii)      Form of Notice of Guaranteed Delivery.*
         (a)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
         (a)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
         (a)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
         (a)(vii) Text of Press Releases issued by Crane and Signal on April 25, 2003.*
         (a)(viii) Summary Newspaper Advertisement, as published on April 25, 2003 in the Wall Street Journal National Edition.*
         (a)(ix)       Text of Press Release issued by Crane on May 20, 2003.*
         (a)(x)        Text of Press Release issued by Crane on May 23, 2003.
         (b) Multi-currency Credit Agreement, dated as of November 18, 1998, by and among Crane, the Bank of New York, as Syndication Agent, Fleet National Bank, as Documentation Agent, Chase Manhattan Bank and First Union National Bank, as Co-Agents, First National Bank of Chicago, as Administrative Agent, and certain other lenders.*
         (d)(i)        Agreement and Plan of Merger, dated April 16, 2003, by
                       and among Crane, Purchaser and Signal.*
         (d)(ii)       Form of Stockholder Tender and Voting Agreement, each
                       dated April 16, 2003, by and among Crane, Purchaser and certain stockholders of Signal.*
         (d)(iii) Form of Indemnification Agreement, each dated April 15, 2003, between Signal officers and directors of Signal, and form of Guarantee of Crane Co.*


          *Previously filed.